Exhibit 16

Eisner	Eisner LLP Accountants and Advisors

750 Third Avenue New York, NY 10017-2703 Tel 212.949.8700 Fax 212.891.4100 www.eisnerllp.com

June 6, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Madame and Gentlemen:

We have read Item 4 of Penthouse International, Inc.’s Form 8-K, dated May 29, 2003 a copy of which the Registrant had provided to us on June 2, 2003. We are in agreement with the statements regarding our firm except as follows:

1)	Our report on our audit of Penthouse International, Inc.’s financial statements for the year ended December 31, 2002 included both an explanatory paragraph to reflect the conclusion that substantial doubt exists about the entity’s ability to continue as a going concern and an emphasis of matter paragraph regarding the Registrant’s debt obligation. We did not qualify our opinion; and

2)	During the period subsequent to December 31, 2002 and preceding our resignation we were asked by the Company to consider the accounting treatment regarding a website management agreement. We communicated to accounting personnel of the Registrant our preliminary view, the transaction did not appear to result in the culmination of an earnings process. We note that that the Form 10-Q, as filed, has taken a position that is contrary to our preliminary view. Such view, however, is tentative since we did not review the interim financial statements as of and for the three-month period ended March 31, 2003.

We have no basis to agree or disagree with the statements of the Registrant regarding Weinberg and Company, P.A. and Baum & Company, P.A.

Very truly yours,

/s/ Eisner LLP

Eisner LLP